Exhibit 99.1

Canadian Solar Reports Third Quarter 2025 Results

Kitchener, Ontario, November 13, 2025 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the third quarter ended September 30, 2025.

Third Quarter Highlights

•	Net revenues of $1.5 billion, at the high end of $1.3 billion to $1.5 billion guidance.
•	17.2% gross margin, exceeding guidance of 14% to 16%.
•	e-STORAGE achieved record 2.7 GWh in quarterly battery energy storage shipments, above guidance of 2.1 GWh to 2.3 GWh.
•	e-STORAGE’s contracted backlog increased to $3.1 billion, as of October 31, 2025.
•	Phase I of the solar cell factory in Indiana, U.S. is expected to begin production in March 2026.
•	Phase I of the lithium battery energy storage factory in Kentucky, U.S. is expected to commence production in December 2026.

Dr. Shawn Qu, Chairman and CEO, commented, “Third quarter revenue was at the high end of guidance, while gross margin exceeded expectations, supported by strong energy storage deliveries and a high mix of module shipments to profitable markets. Demand for energy storage continues to grow, driven by emerging applications such as data centers. We are managing the business with discipline, prioritizing profitability and investing strategically to ensure the resilience of our operations. I am pleased to share that our residential energy storage business is on track to become profitable in 2025. At the same time, we are making strong progress on our manufacturing facilities in the U.S. Construction of our solar cell factory in Indiana and our integrated lithium battery cell, pack, and BESS factory in Kentucky is progressing as planned, with production expected to commence in the first and fourth quarters of 2026, respectively.”

Yan Zhuang, President of Canadian Solar’s subsidiary CSI Solar, said, “We delivered a sequentially higher share of module shipments to the profitable North American market. Our Mesquite factory, which has now successfully ramped up, contributed meaningfully to both shipment volume and profitability. In our energy storage business, earlier deliveries to two projects shifted certain volumes from the fourth quarter into the third, resulting in a record quarter of 2.7 GWh in shipments. While our $3.1 billion utility-scale storage backlog provides line of sight to future growth, we also continue to develop our offerings and capabilities in C&I and residential storage, segments which we expect will contribute more meaningfully to profitability next year. Looking ahead, we expect further profitability improvements, as we begin production of solar cells and lithium battery energy storage products in the U.S.”

Ismael Guerrero, CEO of Canadian Solar’s subsidiary Recurrent Energy, said, “Profitability improved sequentially, driven by higher margin contributions from this quarter’s project sales. These included the profitable sales of an energy storage project in Italy and a hybrid project in Australia. Until our IPP business scales further—expanding electricity sales and power services as recurring revenue streams—near-term profitability will continue to depend primarily on global project sales. Maintaining financial discipline remains our top priority. We will balance the growth of our operating portfolio and selective project ownership sales to prudently manage cash flow and debt levels. Looking ahead to 2026, we expect to tip this balance more toward project ownership sales to enhance cash recycling and reduce leverage.”

Xinbo Zhu, Senior VP and CFO, added, “In the third quarter, we achieved revenue of $1.5 billion, at the high end of guidance, and delivered a gross margin of 17.2%, exceeding expectations. Operating expenses normalized with the absence of one-time items, resulting in net income attributable to shareholders of $9 million. With continued discipline in working capital management and prudent pacing of project construction, we ended the quarter with a cash position of $2.2 billion.”

Third Quarter 2025 Results

Total module shipments recognized as revenues in Q3 2025 were 5.1 GW, down 35% quarter-over-quarter (“qoq”) and down 39% year-over-year (“yoy”). Of the total, 33 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues were $1.5 billion in Q3 2025, down 12% sequentially and 1% yoy, mainly due to lower sales of solar modules partially offset by higher sales of battery energy storage systems.

Gross profit was $256 million, compared to $505 million in Q2 2025 and $247 million in Q3 2024. Gross margin was 17.2%, compared to 29.8% and 16.4%, respectively. The sequential decrease in gross margin was primarily due to the absence of a release of profit upon sales-type leasing of a U.S. project in Q2. The yoy increase was driven by a higher contribution from battery energy storage systems, which have delivered a more favorable margin profile than solar modules on a blended basis.

Operating expenses were $222 million, down from $378 million in Q2 2025 and $247 million in Q3 2024 due to ongoing cost reductions and absence of impairment charges related to certain solar and storage assets, as well as manufacturing assets. Operating expenses represented 14.9% of revenue, compared to 22.3% in Q2 2025 and 16.4% in Q3 2024.

Net income attributable to Canadian Solar in accordance with generally accepted accounting principles in the United States of America (“GAAP”) in Q3 2025 was $9 million, or a net loss of $0.07 per diluted share, compared to a net income of $7 million, or a net loss of $0.08 per diluted share, in the Q2 2025, and net loss of $14 million, or $0.31 per diluted share, in Q3 2024. Net loss per diluted share includes the dilutive effect of convertible bonds and Recurrent Energy redeemable preferred shares dividends, as applicable.

Adjusted net loss attributable to Canadian Solar Inc. (non-GAAP) was $26 million, and adjusted loss per share - diluted was $0.58 per share in Q3 2025, compared to an adjusted net loss of $23 million and adjusted loss per share - diluted of $0.53 per share in Q2 2025, and a net loss of $14 million or $0.31 per share in Q3 2024. Adjusted net loss attributable to Canadian Solar Inc. and adjusted loss per share - diluted in Q3 2025 and Q2 2025 exclude the recognition of income using hypothetical liquidation at book value (“HLBV”) method. The Company uses the HLBV method to attribute income and loss to its tax equity investors. Please see Recurrent Energy - HLBV for definition and About Non-GAAP Financial Measures for reconciliation to nearest GAAP measures.

Net cash flow used in operating activities in Q3 2025 was $112 million, driven by changes in working capital, specifically a decrease in inventories during the prior quarter, compared to net cash flow provided by operating activities of $189 million in Q2 2025 and net cash flow used in operating activities of $231 million in Q3 2024.

Total debt, including financing liabilities, was $6.4 billion as of September 30, 2025, including $2.7 billion, $3.5 billion, and $0.2 billion related to CSI Solar, Recurrent Energy, and convertible notes, respectively. Total debt rose from $6.3 billion as of June 30, 2025, mainly due to new borrowings for development of projects and operational assets. Total non-recourse debt as of September 30, 2025, was $2.0 billion.

Business Segments

The Company operates in two reportable segments: CSI Solar, focused on solar modules and battery energy storage manufacturing and products, and Recurrent Energy, focused on utility-scale solar power and battery energy storage project development and operation.

Recurrent Energy

As of September 30, 2025, the Company held a leading position with a total global solar project development pipeline of approximately 25 GWp and a battery energy storage project development pipeline of 81 GWh.

The business model consists of three key drivers:

•	Electricity revenue from operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies, with some project ownership sales to manage cash flow and debt level;

•	Asset sales (solar power and battery energy storage) in the rest of the world to drive cash-efficient growth model, as value from project sales will help fund growth in operating assets in stable currency markets; and

•	Power services (O&M) through long-term operations and maintenance (“O&M”) contracts, currently with over 14 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

Project Development Pipeline – Solar

As of September 30, 2025, the Company’s total solar project development pipeline was 25.1 GWp, including 2.0 GWp under construction, 3.4 GWp of backlog, and 19.7 GWp of projects in advanced and early-stage development, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. Typically, this occurs after the project has received all the required environmental and regulatory approvals, and entered into interconnection agreements and offtake contracts, including feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remaining have a reasonable assurance of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by the Company that are in the process of securing interconnection.

While the magnitude of the Company’s project development pipeline is an important indicator of potential expanded power generation and battery energy storage capacity as well as potential future revenue growth, the development of projects in its pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of the projects to the extent anticipated, which could adversely affect its business, financial condition, or results of operations. In addition, the Company’s guidance and estimates for its future operating and financial results assume the completion of certain solar projects and battery energy storage projects that are in its pipeline. If the Company is unable to execute on its actionable pipeline, it may miss its guidance, which could adversely affect the market price of its common shares and its business, financial condition, or results of operations.

HLBV

The Company applies the HLBV method to account for its contractual relationships with tax equity investors in U.S. solar energy and battery energy storage projects. This method which allocates income or loss attributable to redeemable noncontrolling interests reflects the changes in the amounts that tax equity investors would hypothetically receive upon liquidation at the beginning and end of each reporting period, after considering any capital transactions, such as contributions or distributions, between the subsidiaries and tax equity investors.

The following table presents the Company’s total solar project development pipeline.

Solar Project Development Pipeline (as of September 30, 2025) – MWp*
Region	Under Construction	Backlog	Advanced Development	Early-Stage Development	Total
North America	276	556	427	4,341	5,600
Europe, the Middle East, and Africa (“EMEA”)	1,108	1,687**	785	4,616	8,196
Latin America	128**	374	352	5,866	6,720
Asia Pacific excluding China and Japan	171	-	466	1,164	1,801
China	300	735**	-	1,470	2,505
Japan	49	56	80	103	288
Total	2,032	3,408	2,110	17,560	25,110

*All numbers are gross MWp.

**Including 63 MWp under construction and 483 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of September 30, 2025, the Company’s total battery energy storage project development pipeline was 80.6 GWh, including 6.5 GWh under construction and in backlog, and 74.1 GWh of projects in advanced and early-stage development.

The table below sets forth the Company’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of September 30, 2025) – MWh
Region	Under Construction	Backlog	Advanced Development	Early-Stage Development	Total
North America	600	200	600	22,932	24,332
EMEA	43	2,590	3,829	30,590	37,052
Latin America	-	-	1,320	1,825	3,145
Asia Pacific excluding China and Japan	440	240	500	2,580	3,760
China	-	1,260	-	6,500	7,760
Japan	8	1,140	1,731	1,650	4,529
Total	1,091	5,430	7,980	66,077	80,578

CSI Solar

Solar Modules and Solar System Kits

CSI Solar shipped 5.1 GW of solar modules and solar system kits to more than 60 countries in Q3 2025. The top five markets ranked by shipments were the U.S., China, Spain, Pakistan, and South Africa.

CSI Solar’s revised manufacturing capacity expansion targets are set forth below.

Solar Manufacturing Capacity, GW*

	December 2025 Plan	December 2026 Plan
Ingot	31.0	31.0
Wafer	37.0	33.2
Cell	32.4	33.2
Module	51.3	55.8

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

e-STORAGE: Battery Energy Storage Solutions

As of October 31, 2025, e-STORAGE contracted backlog, including contracted long-term service agreements, was $3.1 billion. These are signed orders with contractual obligations to customers, providing significant earnings visibility over a multi-year period.

The table below sets forth e-STORAGE’s manufacturing capacity expansion targets.

e-STORAGE Manufacturing Capacity Expansion Plans*
	December 2025 Plan	December 2026 Plan
SolBank Battery Energy Storage Solutions (GWh)	15	24
Battery Cells (GWh)	3	9

*BESS and battery cell nameplate capacities are shown on a single-shift and double-shift annualized basis, respectively, as of the indicated dates. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

In Q4 2025, the Company expects total revenue to be in the range of $1.3 billion to $1.5 billion. Gross margin is expected to be between 14% and 16%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 4.6 GW to 4.8 GW. Total battery energy storage shipments by CSI Solar in Q4 2025 are expected to be in the range of 2.1 GWh to 2.3 GWh, including approximately 600 MWh to the Company’s own projects.

For the full year of 2026, the Company expects CSI Solar's total module shipments to be in the range of 25 GW to 30 GW, including approximately 1 GW to the Company’s projects. CSI Solar’s total battery energy storage shipments are expected to be in the range of 14 GWh to 17 GWh.

Dr. Shawn Qu, Chairman and CEO, commented, “We will continue to focus on profitable solar markets and to manage volumes in less profitable regions. In contrast, demand for energy storage remains robust, supported by healthy market fundamentals and growing applications. Our 2026 full year storage outlook reflects strong year-over-year growth, backed by contracted volumes and visibility into customers’ development pipelines. We also expect to begin production of solar cells and lithium battery energy storage products in the U.S. next year. Financial prudence remains our top priority. Accordingly, Recurrent Energy will increase project ownership sales in 2026 to recycle capital and manage the overall debt level.”

Recent Developments

Canadian Solar

On September 11, 2025, Canadian Solar announced it was named a Tier 1 PV module supplier and a Tier 1 Battery Energy Storage System supplier in the inaugural 2025 Tier 1 Cleantech Companies list released by S&P Global Commodity Insights. This dual recognition places Canadian Solar among the elite global providers excelling in both photovoltaic modules and energy storage solutions.

CSI Solar

On November 12, 2025, Canadian Solar announced it was contracted to provide a fully integrated energy storage solution and turnkey EPC services for the 411 MW / 1,560 MWh Skyview 2 Energy Storage Project in Edwardsburgh Cardinal, Ontario, Canada. Shipments of its SolBank 3.0 solution are expected to begin in February 2026, with commercial operation planned for the second quarter of 2027.

On November 12, 2025, Canadian Solar announced it signed a battery energy storage system supply agreement for a 20.7 MW / 56 MWh DC energy storage project in Lower Saxony, Germany. The agreement also includes a 20-year long-term service agreement.

On October 21, 2025, Canadian Solar announced it achieved commercial operation of the 220 MWh DC Mannum Battery Energy Storage Project in South Australia. e-STORAGE served as the EPC provider for the project, which is owned by Epic Energy and was developed by Recurrent Energy. The Company has further strengthened its track record in delivering large-scale storage solutions by commissioning the project in Australia.

On October 1, 2025, Canadian Solar announced it entered into battery storage agreement and long-term services agreements with Aypa Power for the Elora and Hedley battery energy storage projects in Ontario, Canada. Together, the Elora and Hedley projects will provide 420 MW / 2,122 MWh of new storage capacity to Ontario's grid. Delivery is scheduled to commence in the first quarter of 2026, with commercial operation expected in the first half of 2027.

On September 8, 2025, Canadian Solar announced the launch of its next-generation Low Carbon modules, which combine the latest wafer innovations with advanced heterojunction (HJT) cell technology. Designed for utility-scale and C&I applications, the new LC modules deliver up to 660 Wp output with module efficiency of up to 24.4%, with deliveries commencing in August 2025.

On September 4, 2025, Canadian Solar announced the launch of its next generation modular battery, FlexBank 1.0, at RE+ in Las Vegas. Delivering up to 8.36 MWh energy capacity, FlexBank 1.0 is a scalable energy storage platform for utility-scale applications. The new system is expected to be ready for deployment in 2026.

Recurrent Energy

On October 21, 2025, Canadian Solar announced it closed $825 million in construction financing and tax equity for its 600 MWh Desert Bloom Storage and 150 MWac Papago Solar facilities. Nord/LB, Mitsubishi UFJ Financial Group, Inc., CoBank, and Siemens Financial Services provided the construction financing, and Wells Fargo provided the tax equity. Desert Bloom Storage and Papago Solar are part of Recurrent Energy's multi-project partnership with Arizona Public Service. Both assets are currently under construction and are expected to begin operations in the first half of 2026.

Conference Call Information

The Company will hold a conference call on Thursday, November 13, 2025, at 8:00 a.m. U.S. Eastern Time (9:00 p.m., Thursday, November 13, 2025, in Hong Kong) to discuss the Company's third quarter 2025 results and business outlook. The dial-in phone number for the live audio call is +1-877-300-8521 (toll-free from the U.S.), 800 905 945 (from Hong Kong), 400 120 1203 (local dial-in from Mainland China) or +1-412-317-6026 from international locations. The conference ID is 10203526. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar's website at www.canadiansolar.com.

A replay of the call will be available after the conclusion of the call until 11:00 p.m. U.S. Eastern Time on Thursday, November 27, 2025 (12:00 p.m. November 28, 2025, in Hong Kong) and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations. The replay pin number is 10203526. A webcast replay will also be available on the investor relations section of Canadian Solar's at www.canadiansolar.com

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 24 years, Canadian Solar has successfully delivered nearly 170 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar has shipped over 16 GWh of battery energy storage solutions to global markets as of September 30, 2025, boasting a $3.1 billion contracted backlog as of October 31, 2025. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12 GWp of solar power projects and 6 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 25 GWp of solar and 81 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Wina Huang Investor Relations Canadian Solar Inc. investor@canadiansolar.com

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Recurrent Energy businesses.

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of September 30, 2025 (In Thousands of U.S. Dollars)
	CSI Solar	Recurrent Energy	Elimination and unallocated items	Total
Net revenues	$1,426,491	$105,200	$(44,289)	$1,487,402
Cost of revenues	1,212,128	56,710	(37,737)	1,231,101
Gross profit	214,363	48,490	(6,552)	256,301
Operating expenses	175,651	45,733	328	221,712
Income (loss) from operations	38,712	2,757	(6,880)	34,589
Other segment items (1)				(42,205)
Loss before income taxes and equity in losses of affiliates				(7,616)

Supplementary Information:
Interest expense	$(16,510)	$(22,637)	$(5,267)	$(44,414)
Interest income	12,215	1,112	1,751	15,078
Depreciation and amortization, included in cost of revenues and operating expenses	117,184	15,601	—	132,785

Cash and cash equivalents	$1,447,428	$290,218	$25,665	$1,763,311
Restricted cash – current and non-current	386,130	30,490	—	416,620
Non-recourse borrowings	—	1,952,303	—	1,952,303
Other short-term and long-term borrowings	2,590,436	1,385,118	—	3,975,554
Convertible notes – non-current	—	—	194,751	194,751
Green bonds – current and non-current	—	160,056	—	160,056

	Select Financial Data – CSI Solar and Recurrent Energy
	Nine Months Ended September 30, 2025 (In Thousands of U.S. Dollars)
	CSI Solar	Recurrent Energy	Elimination and unallocated items	Total
Net revenues	$4,348,552	$336,577	$(307,231)	$4,377,898
Cost of revenues	3,589,096	230,425	(343,448)	3,476,073
Gross profit	759,456	106,152	36,217	901,825
Operating expenses	598,167	189,829	6,612	794,608
Income (loss) from operations	161,289	(83,677)	29,605	107,217
Other segment items (1)				(129,430)
Loss before income taxes and equity in losses of affiliates				(22,213)

Supplementary Information:
Interest expense	$(49,375)	$(69,127)	$(11,206)	$(129,708)
Interest income	27,553	7,086	2,455	37,094
Depreciation and amortization, included in cost of revenues and operating expenses	378,460	43,817	—	422,277

(1) Includes interest expense, net, loss on change in fair value of derivatives, net, foreign exchange loss, net and investment income, net.

The following table summarizes the revenues generated from each product or service.

	Three Months Ended September 30, 2025	Three Months Ended June 30, 2025	Three Months Ended September 30, 2024

	(In Thousands of U.S. Dollars)
CSI Solar:
Solar modules	$839,421	$1,022,266	$1,217,157
Solar system kits	29,874	73,812	106,438
Battery energy storage solutions	486,033	432,399	95,384
EPC and others	29,793	61,613	43,589
Subtotal	1,385,121	1,590,090	1,462,568
Recurrent Energy:
Solar power and battery energy storage asset sales	39,770	48,091	—
Power services	19,892	18,809	20,698
Revenue from electricity, battery energy storage operations and others	42,619	36,881	24,358
Subtotal	102,281	103,781	45,056
Total net revenues	$1,487,402	$1,693,871	$1,507,624

	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024

	(In Thousands of U.S. Dollars)
CSI Solar:
Solar modules	$2,659,109	$3,337,123
Solar system kits	189,212	320,554
Battery energy storage solutions	1,073,742	572,662
EPC and others	126,443	106,815
Subtotal	4,048,506	4,337,154
Recurrent Energy:
Solar power and battery energy storage asset sales	160,012	18,796
Power services	55,200	55,210
Revenue from electricity, battery energy storage operations and others	114,180	61,008
Subtotal	329,392	135,014
Total net revenues	$4,377,898	$4,472,168

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
Net revenues	$1,487,402	$1,693,871	$1,507,624	$4,377,898	$4,472,168
Cost of revenues	1,231,101	1,188,841	1,260,188	3,476,073	3,689,885
Gross profit	256,301	505,030	247,436	901,825	782,283

Operating expenses:
Selling and distribution expenses	101,298	109,479	136,172	301,544	356,276
General and administrative expenses	116,539	252,671	99,989	474,861	295,593
Research and development expenses	19,999	24,719	30,459	69,002	90,316
Other operating income, net	(16,124)	(9,272)	(19,478)	(50,799)	(56,918)
Total operating expenses	221,712	377,597	247,142	794,608	685,267

Income from operations	34,589	127,433	294	107,217	97,016
Other income (expenses):
Interest expense	(44,414)	(44,807)	(34,184)	(129,708)	(102,073)
Interest income	15,078	9,920	13,745	37,094	62,169
Gain (loss) on change in fair value of derivatives, net	(20,571)	(5,760)	14,932	(35,370)	(1,681)
Foreign exchange gain (loss), net	3,188	(7,318)	(18,662)	(8,716)	6,737
Investment income (loss), net	4,514	1,666	3,427	7,270	2,761
Total other expenses	(42,205)	(46,299)	(20,742)	(129,430)	(32,087)

Income (loss) before income taxes and equity in earnings (losses) of affiliates	(7,616)	81,134	(20,448)	(22,213)	64,929
Income tax benefit (expense)	(7,138)	(34,311)	19,829	(18,327)	4,869
Equity in losses of affiliates	(6,324)	(2,053)	(5,451)	(12,422)	(12,221)
Net income (loss)	(21,078)	44,770	(6,070)	(52,962)	57,577

Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(30,064)	37,573	7,956	(35,174)	55,429

Net income (loss) attributable to Canadian Solar Inc.	$8,986	$7,197	$(14,026)	$(17,788)	$2,148

Earnings (loss) per share - basic	$(0.07)	$(0.08)	$(0.31)	$(0.83)	$(0.10)
Shares used in computation - basic	67,620,463	67,167,296	66,933,121	67,252,558	66,505,377
Earnings (loss) per share - diluted	$(0.07)	$(0.08)	$(0.31)	$(0.83)	$(0.10)
Shares used in computation - diluted	67,620,463	67,167,296	66,933,121	67,252,558	66,505,377

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
Net income (loss)	$(21,078)	$44,770	$(6,070)	$(52,962)	$57,577
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	4,013	95,175	130,342	101,279	16,632
Gain (loss) on changes in fair value of available-for-sale debt securities	(1,939)	865	(105)	(1,578)	1,544
Gain (loss) on interest rate swap	(452)	(8,148)	(8,874)	(11,681)	(8,390)
Share of gain (loss) on changes in fair value of interest rate swap of affiliate	—	(629)	(1,908)	(1,861)	(933)
Comprehensive income (loss)	(19,456)	132,033	113,385	33,197	66,430
Less: comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(28,806)	41,855	12,969	(27,719)	48,943
Comprehensive income (loss) attributable to Canadian Solar Inc.	$9,350	$90,178	$100,416	$60,916	$17,487

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$1,763,311	$1,701,487
Restricted cash	405,749	551,387
Accounts receivable trade, net	814,685	1,118,770
Accounts receivable, unbilled	234,915	142,603
Amounts due from related parties	5,723	5,220
Inventories	1,244,397	1,206,595
Value added tax recoverable	253,734	221,539
Advances to suppliers, net	190,491	124,440
Derivative assets	3,570	14,025
Project assets	538,385	394,376
Prepaid expenses and other current assets	930,503	436,635
Total current assets	6,385,463	5,917,077
Restricted cash	10,871	11,147
Property, plant and equipment, net	3,310,094	3,174,643
Solar power and battery energy storage systems, net	2,030,656	1,976,939
Deferred tax assets, net	388,129	473,500
Advances to suppliers, net	146,046	118,124
Investments in affiliates	276,083	232,980
Intangible assets, net	31,987	31,026
Project assets	1,397,333	889,886
Right-of-use assets	448,091	378,548
Amounts due from related parties	76,813	75,215
Other non-current assets	655,434	232,465
TOTAL ASSETS	$15,157,000	$13,511,550

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2025	2024
LIABILITIES, REDEEMABLE INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	$2,428,151	$1,873,306
Convertible notes	—	228,917
Green bonds	125,060	—
Accounts payable	1,070,135	1,062,874
Short-term notes payable	745,794	637,512
Amounts due to related parties	2,163	3,927
Other payables	896,982	984,023
Advances from customers	221,652	204,826
Derivative liabilities	4,776	13,738
Operating lease liabilities	25,889	21,327
Other current liabilities	447,572	388,460
Total current liabilities	5,968,174	5,418,910
Long-term borrowings	3,499,706	2,731,543
Convertible notes	194,751	—
Green bonds	34,996	146,542
Liability for uncertain tax positions	5,770	5,770
Deferred tax liabilities	117,351	204,832
Operating lease liabilities	344,664	271,849
Other non-current liabilities	632,483	582,301
TOTAL LIABILITIES	10,797,895	9,361,747
Redeemable non-controlling interests	369,356	247,834

Equity:
Common shares	835,543	835,543
Additional paid-in capital	579,551	590,578
Retained earnings	1,567,970	1,585,758
Accumulated other comprehensive loss	(114,811)	(196,379)
Total Canadian Solar Inc. shareholders’ equity	2,868,253	2,815,500
Non-controlling interests	1,121,496	1,086,469
TOTAL EQUITY	3,989,749	3,901,969
TOTAL LIABILITIES, REDEEMABLE INTERESTS AND EQUITY	$15,157,000	$13,511,550

Canadian Solar Inc.

Unaudited Condensed Statements of Cash Flows

(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
Operating Activities:
Net income (loss)	$(21,078)	$44,770	$(6,070)	$(52,962)	$57,577
Adjustments to net income (loss)	213,292	366,084	57,395	741,146	389,946
Changes in operating assets and liabilities	(304,274)	(222,298)	(282,290)	(875,891)	(1,399,313)
Net cash provided by (used in) operating activities	(112,060)	188,556	(230,965)	(187,707)	(951,790)

Investing Activities:
Purchase of property, plant and equipment and intangible assets	(266,768)	(172,729)	(238,164)	(695,877)	(898,474)
Purchase of solar power and battery energy storage systems	(27,685)	(219,695)	(247,219)	(376,087)	(431,496)
Other investing activities	6,789	(55,882)	(11,325)	(132,990)	1,622
Net cash used in investing activities	(287,664)	(448,306)	(496,708)	(1,204,954)	(1,328,348)

Financing Activities:
Proceeds from subsidiary’s issuance of preferred shares, net	—	—	200,000	—	497,000
Capital contributions from tax equity investors in subsidiaries	200,301	—	(7,064)	214,981	—
Repurchase of shares by subsidiary	—	(24,221)	—	(45,625)	(77,688)
Other financing activities	110,110	495,276	1,078,357	1,156,348	1,762,991
Net cash provided by financing activities	310,411	471,055	1,271,293	1,325,704	2,182,303
Effect of exchange rate changes	5,035	18,985	91,933	(17,133)	(20,803)
Net increase (decrease) in cash, cash equivalents and restricted cash	(84,278)	230,290	635,553	(84,090)	(118,638)
Cash, cash equivalents and restricted cash at the beginning of the period	$2,264,209	$2,033,919	$2,192,241	$2,264,021	$2,946,432
Cash, cash equivalents and restricted cash at the end of the period	$2,179,931	$2,264,209	$2,827,794	$2,179,931	$2,827,794

About Non-GAAP Financial Measures

This press release also contains adjusted net income (loss) attributable to Canadian Solar Inc. and adjusted earnings (loss) per share - diluted that are not determined in accordance with GAAP. These non-GAAP financial measures should not be considered as an alternative to net income (loss) attributable to Canadian Solar Inc. or earnings (loss) per share, respectively, each of which is an indicator of financial performance determined in accordance with GAAP. Adjusted net income (loss) attributable to Canadian Solar Inc. and adjusted earnings (loss) per share - diluted exclude from net income (loss) attributable to Canadian Solar Inc. and earnings (loss) per share certain items that the Company does not consider indicative of its ongoing financial performance such as the effects of HLBV method to account for its tax equity arrangements. Management uses these non-GAAP financial measures to facilitate the analysis and communication of the Company’s financial performance as compared to its previous financial results. Management believes that these non-GAAP financial measures are also useful and meaningful to investors to facilitate their analysis of the Company’s financial performance. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

The table below provides a reconciliation of our GAAP net income (loss) to non-GAAP financial measures.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
GAAP net income (loss) attributable to Canadian Solar Inc.	$8,986	$7,197	$(14,026)	$(17,788)	$2,148
Non-GAAP income adjustment items:
Less: HLBV effects	(34,606)	(30,248)	—	(90,756)	—
Non-GAAP adjusted net income (loss) attributable to Canadian Solar Inc.	$(25,620)	$(23,051)	$(14,026)	$(108,544)	$2,148

GAAP earnings (loss) per share – diluted	$(0.07)	$(0.08)	$(0.31)	$(0.83)	$(0.10)
Non-GAAP income adjustment items:
Less: HLBV effects	(0.51)	(0.45)	—	(1.35)	—
Add: HLBV effects attributable to redeemable non-controlling interests	—	—	—	—	—
Non-GAAP adjusted earnings (loss) per share – diluted	$(0.58)	$(0.53)	$(0.31)	$(2.18)	$(0.10)

Shares used in computation – diluted (GAAP)	67,620,463	67,167,296	66,933,121	67,252,558	66,505,377
Shares used in computation – diluted (Non-GAAP)	67,620,463	67,167,296	66,933,121	67,252,558	66,505,377

Page 15